SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Smith & Wesson Holding Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

831756-10-1

(CUSIP Number)

Stephen R. Boatwright
Gammage & Burnham
2 North Central Ave., 18th Fl.
Phoenix, AZ 85004
(602) 256-0566

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

April 10, 2002

(Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 131), and is filing this schedule because of Rule l3d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 831756-10-1	13D	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Colton R. Melby

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF

5	CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		7,747,152

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		-0-

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON		7,747,152

WITH
	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,747,152

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.1%

14	TYPE OF REPORTING PERSON

IN

         Colton R. Melby (“Mr. Melby”) hereby amends and supplements the statement on Schedule 13D previously filed by him with respect to the Common Stock, par value $0.001 per share (the “Common Stock”), of Smith & Wesson Holding Corporation, a Nevada corporation (the “Issuer”), beneficially owned by him. Except as amended and supplemented hereby, the statement on Schedule 13D remains in full force and effect.

Item 2. Identity and Background.

         Mr. Melby’s principal occupation is serving as executive vice president and director of the Issuer. Mr. Melby is a resident of the United States. Mr. Melby’s business address is 14500 North Northsight, Suite 221, Scottsdale, Arizona 85260.

         Mr. Melby has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Mr. Melby been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer.

(a)	As of the date of the filing of this statement, Mr. Melby beneficially owns 7,747,152 shares of Issuer’s Common Stock, representing approximately 26.1% of the shares of Common Stock outstanding.

(b)	Mr. Melby has the sole power to vote or to direct the vote and to dispose or direct the disposition of all shares of Common Stock beneficially owned by him.

(c)	On April 10, 2002, Mr. Melby sold an aggregate of 222,872 shares of Common Stock at $1.65 per share to nine individuals in private transactions.

On April 10, 2002, Mr. Melby sold an aggregate of 427,000 shares of Common Stock at $0.40 per share to three individuals in private transactions.

On March 28, 2002, Mr. Melby gave an aggregate of 7,900 shares of Common Stock to three individuals.

(d)	Not applicable.

(e)	Not applicable.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2002

/s/ Colton Melby

Colton Melby